Filed by Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CapitalMark Bank & Trust

Registration Statement No.: 333-204658

** IMPORTANT INFORMATION **

** PLEASE RESPOND AS SOON AS POSSIBLE **

To:	Common Shareholders of CapitalMark Bank & Trust

Subject:	Form of Election and Letter of Transmittal for the Merger between CapitalMark Bank & Trust and Pinnacle Bank

CapitalMark Bank & Trust (“CapitalMark”) and Pinnacle Bank have agreed to merge (the “Merger”) pursuant to an Agreement and Plan of Merger by and among Pinnacle Financial Partners, Inc. (“Pinnacle”), Pinnacle Bank and CapitalMark dated April 7, 2015 (the “Merger Agreement”), subject to shareholder and other approvals. We are sending you the enclosed Form of Election (the “Election Form”) for your use in making an election as to how you would like to be paid for each share of CapitalMark common stock that you hold as of the effective time of the Merger (“CapitalMark Common Shares”). You may elect to receive as the merger consideration payable to you in connection with the Merger either (i) 0.50 shares of Pinnacle common stock, (ii) an amount in cash equal to the value of 0.50 shares of Pinnacle’s common stock, based on the 10-day average closing price for Pinnacle’s common stock prior to the closing date of the Merger, or (iii) a combination of stock and cash.

CapitalMark is holding a special shareholders’ meeting on July 23, 2015 (the “Special Meeting”) for its common shareholders to consider and act upon the Merger Agreement. In the interest of time, Pinnacle and Computershare Trust Company N.A., the election agent (“Computershare”), are sending you the Election Form in advance of the Special Meeting in order to assure your timely return of the Election Form. If CapitalMark common shareholders do not approve the Merger Agreement, the Election Form will not be given effect and you will continue to own your shares of CapitalMark common stock as you currently own them.

It is urgent that you respond as quickly as possible on the enclosed Election Form and indicate your preference as to the type of payment you wish to receive, should CapitalMark common shareholders approve the Merger, subject to any possible pro-rata allocation adjustments contemplated by the Merger Agreement. You should have already received a copy of the Merger Agreement that was attached to the proxy statement/prospectus mailed to you on Tuesday, June 23, 2015, and you should refer to the Merger Agreement in case you have any questions about the pro-rata allocation procedures that Computershare will follow in making any adjustments to your Election Form that may be required under the terms of the Merger Agreement.

In order for your election to be valid, you must see that the enclosed Election Form is completed, signed and delivered to and received by Computershare, at the address stated in the Election Form, no later than 5:00 p.m., eastern daylight time, on Wednesday, July 15, 2015, unless extended by Pinnacle and CapitalMark in their joint discretion.

Also enclosed is a Letter of Transmittal for your use in delivering your certificates for CapitalMark Common Shares as required under the Merger Agreement. You may, but are not required to, include the Letter of Transmittal and your CapitalMark Common Share certificates with the Form of Election. If the certificates for your CapitalMark Common Shares do not accompany the Election Form, you must submit the certificates for your CapitalMark Common Shares on or after the effective time of the Merger.

If you have any questions regarding the instructions in this letter or in the Election Form or Letter of Transmittal, please contact Computershare as soon as possible, and they will be glad to assist you in properly completing the Election Form or Letter of Transmittal. Nevertheless, it is your responsibility as a shareholder of CapitalMark to carefully follow the instructions in the Election Form and return a properly completed Election Form by the indicated deadlines in order for your election to be valid. In any event, the certificates for your CapitalMark Common Shares must be surrendered before you can receive the merger consideration payable to you under the Merger Agreement.

Contact Information for Computershare:

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Additional Information:

Pinnacle has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) to register the shares of Pinnacle common stock that will be issued to holders of CapitalMark common stock in connection with the Merger. The registration statement includes a proxy statement/prospectus regarding the Merger, which was mailed to CapitalMark common shareholders on or about June 23, 2015. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/ PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. You may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Holders of CapitalMark common stock may also obtain free copies of the documents filed with the SEC by Pinnacle at Pinnacle’s website at http://www.pnfp.com, under the tab “About Pinnacle — Investor Relations” and then under the heading “Current SEC Filings” or by contacting Harold R. Carpenter at (615) 744-3700.

(ii)

FORM OF ELECTION

WITH RESPECT TO

SHARES OF COMMON STOCK, $1.00 PAR VALUE PER SHARE,

OF CAPITALMARK BANK & TRUST (“CapitalMark”)

PLEASE READ AND FOLLOW THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

THIS FORM OF ELECTION MUST BE DELIVERED TO

COMPUTERSHARE TRUST COMPANY, N.A., AS ELECTION AGENT

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

YOU MUST DELIVER THIS DOCUMENT

TO THE ELECTION AGENT BY 5:00 P.M., EASTERN DAYLIGHT TIME, ON

JULY 15, 2015, UNLESS EXTENDED BY PINNACLE AND CAPITALMARK IN THEIR JOINT DISCRETION

(the “Election Deadline”).

For further information: call the Election Agent toll-free at 1-866-305-9581

DESCRIPTION OF CAPITALMARK COMMON SHARES

FOR WHICH AN ELECTION IS BEING MADE

Name(s) of Record Holder(s) as Shown on the Certificate(s) and Address(es) of Such Record Holder(s)	Certificate(s) To Be Surrendered (Attach Additional list if Necessary)
	Certificate Number	Number of Shares Represented by Each Certificate or Held in Book Entry Form

Total Shares

SUMMARY INSTRUCTIONS

(See page 7 for more detailed instructions)

TO ALL HOLDERS OF SHARES OF CAPITALMARK COMMON STOCK:

In order to receive the merger consideration (as described below) you wish to receive, you must do all of the following prior to the Election Deadline:

1.	Complete this Election Form, including by choosing on page 3 the type of consideration you would like to receive in exchange for your shares of CapitalMark common stock, par value $1.00 per share (“CapitalMark Common Shares”), and completing the information on this page 1 regarding the CapitalMark Common Shares for which you are record owner. If you do not mark one of the election boxes on page 3, your CapitalMark Common Shares will be deemed “Non-Election Shares” and you will receive Mixed Consideration (as defined below under “Description of Merger Consideration”) in exchange for your CapitalMark Common Shares (subject to the receipt of cash in lieu of fractional shares) in accordance with Article I of the Merger Agreement, as described in greater detail in the proxy statement/prospectus dated June 22, 2015 (the “Proxy Statement”);

(1)

2.	Sign this Election Form in the space in the box on page 4 labeled “Shareholder(s) Sign Here”; and

3.	Deliver this Election Form to the address set forth above on page 1.

If this Election Form is not validly completed and received by the Election Agent prior to the Election Deadline, your CapitalMark Common Shares will be deemed Non-Election Shares, with the result that all of your CapitalMark Common Shares will be converted into the right to receive the Mixed Consideration (other than cash payable in lieu of fractional shares) in accordance with the procedures set forth in Article I of the Merger Agreement (as described below).

DESCRIPTION OF MERGER CONSIDERATION

Pursuant to the Agreement and Plan of Merger, dated as of April 7, 2015 (the “Merger Agreement”), by and among Pinnacle Financial Partners, Inc. (“Pinnacle”), Pinnacle Bank and CapitalMark, you may elect on page 3 (the “Election”) one, and only one, of the following in exchange for all of the CapitalMark Common Shares held by you:

(a) a number of shares of common stock, $1.00 par value per share, of Pinnacle (the “Pinnacle Common Shares”) equal to the number of CapitalMark Common Shares evidenced by the certificate(s) listed above (the “Stock Consideration”) multiplied by 0.50 (the “Stock Election”);

(b) an amount of cash (the “Cash Consideration;” and, together with the Stock Consideration, the “Merger Consideration”) equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the Merger for each CapitalMark Common Share evidenced by the certificate(s) listed above (the “Cash Election”); or

(c) the Cash Consideration for 10% of the CapitalMark Common Shares evidenced by such Certificates and the Stock Consideration for 90% (the “Mixed Consideration”) of the CapitalMark Common Shares evidenced by such Certificates (the “Mixed Election”);

provided, however, that the aggregate amount of Stock Consideration and Cash Consideration issued to CapitalMark common shareholders will be prorated such that 90% of the CapitalMark Common Shares outstanding as of the effective time of the Merger will be converted into Pinnacle Common Shares and 10% of the CapitalMark Common Shares outstanding as of the effective time of the Merger will be converted into cash.

The pro-rata allocation process and procedures are set forth in Section 1.4 of the Merger Agreement and are described in more detail in the Proxy Statement under the heading “MERGER AGREEMENT — Merger Consideration.” A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A. An allocation shall not be effected for your Election if you have made a Mixed Election. Additionally, an allocation shall not be effected for your Election if you have made a Cash Election and such allocation would result in you receiving less than ten (10) whole Pinnacle Common Shares. You are urged to read the Merger Agreement and the Proxy Statement in their entirety before completing this Election Form.

You understand that the definitive terms pursuant to which the Merger will be effected in accordance with the Merger Agreement, including the amount and form of the Merger Consideration to be received by CapitalMark shareholders, the effect of this Election Form, and certain conditions to the consummation of the Merger, are summarized in the Proxy Statement, and all of those definitive terms and conditions are set forth in full in the Merger Agreement. You also understand that different tax consequences may be associated with each of the election options, and you are aware that those consequences are summarized in general terms in the Proxy Statement section entitled “PROPOSAL #1: THE PROPOSED CAPITALMARK MERGER — Material United States Federal Income Tax Consequences.”

(2)

You hereby make the following election for CapitalMark Common Shares you own of record and that are surrendered herewith to the Election Agent:

ELECTION

CHECK ONLY ONE OF THE BOXES BELOW:

☐	Stock Election – Convert all CapitalMark Common Shares into the Stock Consideration

☐	Cash Election – Convert all CapitalMark Common Shares into the Cash Consideration

☐	Mixed Election – Convert 90% of the CapitalMark Common Shares into the Stock Consideration and 10% of the CapitalMark Common Shares into the Cash Consideration

Your CapitalMark Common Shares will be deemed Non-Election Shares if:

(a) You do not check any of the boxes under “ELECTION” above;

(b) You check more than one of the boxes under “ELECTION” above;

(c) You fail to follow the instructions on this Election Form (including by not submitting your stock certificate(s)) or otherwise fail to properly make an Election; or

(d) A completed Election Form is not received by the Election Agent by the Election Deadline, which is 5:00 p.m., Eastern Daylight Time, on July 15, 2015, unless extended by Pinnacle and CapitalMark in their joint discretion.

You acknowledge receipt of the Proxy Statement and agree that all Elections, instructions and orders in this Election Form are subject to the terms and conditions of the Merger Agreement, the Proxy Statement and the instructions applicable to this Election Form. You hereby represent and warrant that you are, as of the date hereof, and will be, as of the effective time of the Merger, the record holder of the CapitalMark Common Shares represented by the stock certificate(s) surrendered herewith, with good title to those CapitalMark Common Shares and full power and authority (i) to sell, assign and transfer those CapitalMark Common Shares free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (ii) to make the Election indicated herein. You will, upon request, execute any additional documents reasonably necessary or desirable to complete the surrender and exchange of those CapitalMark Common Shares.

You hereby irrevocably appoint the Election Agent to effect the Election pursuant to the Merger Agreement and your instructions provided in this Election Form. Furthermore, you authorize the Election Agent to follow any Election and to rely upon all representations, certifications and instructions contained in this Election Form. All authority conferred or agreed to be conferred in this Election Form is binding upon your successors, assigns, heirs, executors, administrators and legal representatives and is not affected by, and survives, your death or incapacity.

(3)

SHAREHOLDER(S) SIGN HERE

(Signature(s) of owner(s) — see Instruction 3)

Dated:

Social Security or other Tax Identification Number

Please sign exactly as your name(s) appear(s) on your CapitalMark stock certificate(s). If this is a joint election, each person covered by this Election Form must sign personally.

If signature is by person(s) other than the record holder(s) and in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other persons(s) acting in a fiduciary or representative capacity, please provide the following information. See Instruction 3.

Name:

(please print)

Capacity:

Address:

(include zip code)

Daytime Telephone Number: ( )

(4)

INSTRUCTIONS

This Election Form is to be completed and submitted to the Election Agent prior to the Election Deadline by those holders of CapitalMark Common Shares desiring to make an Election. Holders of CapitalMark Common Shares who do not complete and submit this Election Form prior to the Election Deadline cannot make an Election. Such holders will be deemed to hold Non-Election Shares and will receive Mixed Consideration in exchange for their CapitalMark Common Shares (except that such holders will receive cash in lieu of fractional shares).

You do not need to submit your certificate(s) representing the CapitalMark Common Shares covered hereby with this Election Form to make a valid election. However, it will be necessary to submit your certificate(s) prior to receiving the Merger Consideration for your CapitalMark Common Shares. If you wish to surrender your certificate(s) now, please complete the Letter of Transmittal that was enclosed separately with this Election Form and return the completed Letter of Transmittal and your certificate(s) with your Election Form.

1. Time in Which to Make an Election. For an Election to be validly made with respect to CapitalMark Common Shares owned by a holder, the Election Agent must receive, at the address set forth on the front of this Election Form, prior to the Election Deadline, this Election Form, properly completed and executed. Any shareholder whose Election Form is not so received will be deemed to hold Non-Election Shares.

2. Change or Revocation of Election. Any holder of CapitalMark Common Shares who has made an Election by submitting an Election Form to the Election Agent may not change, revoke or withdraw that holder’s Election.

3. Signatures on Election Form.

(a) If this Election Form is signed by the record holder(s) of the certificate(s) for which the Elections are made without any alteration, variation, correction or change in the name(s) of the record holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

(b) If any CapitalMark Common Shares for which the Elections are made are held of record by two or more joint holders, each of the joint holders must sign this Election Form.

(c) If any CapitalMark Common Shares for which the Elections are made are registered in different names on several stock certificates, it will be necessary to complete, sign and submit as many separate Election Forms as there are different registrations of stock certificates.

(e) If this Election Form is signed by person(s) other than the record holder(s) of the certificate(s) for which the Elections are made, the Election Form must be accompanied by appropriate stock powers, signed exactly as the name(s) of the record holder(s) appear on the certificate(s). Signatures on stock powers must be guaranteed. See Instruction 1 to the Letter of Transmittal.

(e) If this Form of Election is signed by person(s) other than the record holder(s) of the stock certificate(s) for which the Elections are made and the signer(s) are acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, such person(s) must so indicate when signing and must submit proper evidence satisfactory to the Election Agent of authority to so act.

4. Inadequate Space. If there is inadequate space to complete any box or to sign this Election Form, the information or signatures required to be provided must be set forth on additional sheets substantially in the form of the corresponding portion of this Election Form and attached to this Election Form.

5. Indication of Certificate Numbers and Shares. This Election Form should indicate the certificate number(s) of the certificate(s) representing the CapitalMark Common Shares covered hereby and the number of shares represented by each certificate.

6. Method of Delivery. The method of delivery of all documents is at the option and risk of the holder of CapitalMark Common Shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. It is suggested that this Election Form be hand delivered or mailed to the Election Agent as soon as possible. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only when materials are actually received by the Election Agent.

(5)

7. Termination of Merger. Completion of the Merger is subject to the receipt of all required regulatory approvals and to the satisfaction of certain other conditions. No payments related to any surrender of CapitalMark Common Shares will be made prior to the consummation of the Merger, and no payments will be made to CapitalMark shareholders if the Merger Agreement is terminated. If CapitalMark shareholder approval of the Merger Agreement is not received, or if the Merger Agreement is otherwise terminated, all Elections will be void and of no effect and certificates representing CapitalMark Common Shares submitted to the Election Agent will be returned as soon as practicable to the persons submitting them.

8. Construction. All Elections will be considered in accordance with the terms and conditions of the Merger Agreement.

All questions with respect to the Election Form (including, without limitation, questions relating to the timeliness or effectiveness of any Election) will be resolved by the Election Agent following the Election Agent’s consultation with Pinnacle and in accordance with the instructions of Pinnacle, which shall be final and binding.

The Election Agent may (but is not required to) waive any immaterial defects or variances in the manner in which the Election Form has been completed and submitted so long as the intent of the holder of CapitalMark Common Shares submitting the Election Form is reasonably clear. Neither the Election Agent, Pinnacle nor CapitalMark is under any obligation to provide notification of any defects in the deposit and surrender of any certificate(s) representing CapitalMark Common Shares, nor shall the Election Agent, Pinnacle or CapitalMark be liable for any failure to give any such notification.

Pinnacle shall have full discretion to determine whether any election is complete and proper and shall have the absolute right to reject any or all Elections of any CapitalMark Common Shares determined by it not to be in proper form and to determine whether the acceptance of or payment for such Elections may, in the opinion of counsel for Pinnacle, be unlawful.

9. Miscellaneous. No fraction of a Pinnacle Common Share will be issued upon the surrender for exchange of certificate(s) for CapitalMark Common Shares. In lieu of fractional shares, an amount of cash determined under a formula set forth in the Merger Agreement will be paid by check.

10. Questions and Requests for Information. Questions and requests for information or assistance relating to this Election Form should be directed to Computershare at 1-866-305-9581. Additional copies of the Proxy Statement and this Election Form may be obtained from Computershare by calling them at the telephone number set forth in the preceding sentence.

The Election Agent is:

Computershare

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Telephone: 1-866-305-9581

(6)

LETTER OF TRANSMITTAL

TO ACCOMPANY STOCK CERTIFICATES REPRESENTING

SHARES OF COMMON STOCK, $1.00 PAR VALUE PER SHARE,

OF CAPITALMARK BANK & TRUST (“CapitalMark”)

PLEASE READ AND FOLLOW THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

THIS LETTER OF TRANSMITTAL MUST BE DELIVERED TO

COMPUTERSHARE TRUST COMPANY, N.A., AS EXCHANGE AGENT

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

For further information: call the Exchange Agent toll-free at 1-866-305-9581

DESCRIPTION OF CAPITALMARK

COMMON SHARES SURRENDERED

Name(s) of Record Holder(s) as Shown on the Certificate(s) and Address(es) of Such Record Holder(s)	Certificate(s) Being Surrendered (Attach Additional list if Necessary)
	Certificate Number	Number of Shares Represented by Each Certificate

Total Shares

SUMMARY INSTRUCTIONS

(See page 7 for more detailed instructions)

TO ALL HOLDERS OF SHARES OF CAPITALMARK COMMON STOCK:

In order to receive the merger consideration (as described below), you must do all of the following:

1.	Complete this Letter of Transmittal;

2.	Sign this Letter of Transmittal in the space in the box on page 4 labeled “Shareholder(s) Sign Here”;

3.	Complete, sign and have notarized the Lost Securities Affidavit on pages 10 and 11 or in such other form as is satisfactory to the Exchange Agent and Pinnacle Financial Partners, Inc. (“Pinnacle”) in their sole discretion for any certificates that have been lost, stolen, destroyed or misplaced. You must also remit a check for the lost instrument surety premium in an amount calculated in accordance with the instructions on pages 10 and 11 or in such other amount as shall be necessary to cause an insurance company meeting requirements satisfactory to the Exchange Agent and Pinnacle in their sole discretion to issue a surety bond with respect to such lost, stolen, destroyed or misplaced securities in an amount satisfactory to the Exchange Agent and Pinnacle in their sole discretion;

4.	Complete and sign the Form W-9 on page 5; and

5.	Deliver this Letter of Transmittal, the Form W-9 and your stock certificate(s) to the address set forth above on this page 1. Do not endorse your stock certificates.

(1)

You are surrendering to the Exchange Agent the certificate(s) representing the CapitalMark Common Shares owned of record by you as listed above under “Description of CapitalMark Common Shares Surrendered.” In accordance with election instructions, if any, you have submitted to the Exchange Agent (in its capacity as election agent) on a properly completed Election Form prior to or accompanying the delivery of this Letter of Transmittal, pursuant to the Agreement and Plan of Merger, dated as of April 7, 2015 (the “Merger Agreement”), by and among Pinnacle Financial Partners, Inc. (“Pinnacle”), Pinnacle Bank and CapitalMark, you will receive one of the following in exchange for all of the CapitalMark Common Shares held by you:

(a) a number of shares of common stock, $1.00 par value per share, of Pinnacle (the “Pinnacle Common Shares”) equal to the number of CapitalMark Common Shares evidenced by the certificate(s) listed above (the “Stock Consideration”) multiplied by 0.50;

(b) an amount of cash (the “Cash Consideration;” and, together with the Stock Consideration, the “Merger Consideration”) equal to the product of 0.50 multiplied by the average closing price of Pinnacle’s common stock during the 10 trading days ending on the business day immediately preceding the closing date of the Merger for each CapitalMark Common Share evidenced by the certificate(s) listed above; or

(c) the Cash Consideration for 10% of the CapitalMark Common Shares evidenced by such Certificates and the Stock Consideration for 90% (the “Mixed Consideration”) of the CapitalMark Common Shares evidenced by such Certificates;

provided, however, that the aggregate amount of Stock Consideration and Cash Consideration issued to CapitalMark common shareholders will be prorated such that 90% of the CapitalMark Common Shares outstanding as of the effective time of the Merger will be converted into Pinnacle Common Shares and 10% of the CapitalMark Common Shares outstanding as of the effective time of the Merger will be converted into cash.

If you have not returned a validly completed election form to the Exchange Agent (in its capacity as election agent) prior to July 15, 2015 (as such date may be extended by Pinnacle and CapitalMark in the joint discretion), your CapitalMark Common Shares will be deemed Non-Election Shares, with the result that all of your CapitalMark Common Shares will be converted into the right to receive the Mixed Consideration (other than cash payable in lieu of fractional shares) in accordance with the procedures set forth in Article I of the Merger Agreement.

You agree that all instructions and orders in this Letter of Transmittal are subject to the terms and conditions of the Merger Agreement and the instructions applicable to this Letter of Transmittal. You hereby represent and warrant that you are, as of the date hereof, and will be, as of the effective time of the Merger, the record holder of the CapitalMark Common Shares represented by the stock certificate(s) surrendered herewith, with good title to those CapitalMark Common Shares and full power and authority to sell, assign and transfer those CapitalMark Common Shares free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. You will, upon request, execute any additional documents reasonably necessary or desirable to complete the surrender and exchange of those CapitalMark Common Shares.

You hereby authorize and instruct the Exchange Agent to deliver your CapitalMark stock certificate(s), and to receive on your behalf, in exchange for the CapitalMark Common Shares represented by such certificate(s), any check and/or any book-entry credit(s) (or certificate(s), if subsequently requested by you) for Pinnacle Common Shares issuable to you representing the Stock Consideration, Cash Consideration or Mixed Consideration. All authority conferred or agreed to be conferred in this Letter of Transmittal is binding upon your successors, assigns, heirs, executors, administrators and legal representatives and is not affected by, and survives, your death or incapacity.

(2)

SPECIAL ISSUANCE INSTRUCTIONS

(See Instructions 1 & 3)

To be completed only if the Cash Consideration is to be made payable to, and/or the book-entry credit(s) for Pinnacle Common Shares representing the Stock Consideration is to be issued in the name of, someone other than the record holder(s) of the CapitalMark Common Shares or the name of the record holder(s) needs to be corrected or changed.

Issue:	Book-entry	Check to:

Name:

(please print)

Address:

(include zip code)

(Tax Identification Number or Social Security Number)

SPECIAL DELIVERY INSTRUCTIONS

(see Instructions 1 & 3)

To be completed only if the Cash Consideration is to be made payable to the name(s) of the record holder(s) of the CapitalMark Common Shares but is to be sent to another person or to an address other than as set forth beneath the record holder(s)’ signature(s) on this Letter of Transmittal.

Check to be delivered to:*

Name:

(please print)

Address:

(include zip code)

*    Please attach additional sheets if necessary.

(3)

SHAREHOLDER(S) SIGN HERE

(also complete Form W-9 below)

(Signature(s) of owner(s) — see Instruction 2)

Dated:

Social Security or other Tax Identification Number

Please sign exactly as your name(s) appear(s) on your CapitalMark stock certificate(s). If this is a joint election, each person covered by this Letter of Transmittal must sign personally.

Check(s) or book-entry credit(s) for Pinnacle Common Shares will be issued only in the name(s) of the person(s) submitting this Letter of Transmittal and a check will be mailed to the address set forth in the box entitled “Description of CapitalMark Common Shares Surrendered” unless the Special Delivery or Special Issuance Instructions are completed.

If signature is by person(s) other than the record holder(s) and in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other persons(s) acting in a fiduciary or representative capacity, please provide the following information. See Instruction 2.

Name:

(please print)

Capacity:

Address:

(include zip code)

Daytime Telephone Number: ( )

Signature Guarantee (if required by Instruction 1 or 3)

Apply signature guarantee medallion below*

The undersigned hereby guarantees the signature(s) which appear(s) on this Letter of Transmittal.

Dated:                     , 2015

Name of eligible institution issuing guarantee

*NOTE:	in the event that the check and, if applicable, the book-entry credit representing Pinnacle Common Shares, in each case representing the Merger Consideration, is to be issued in exactly the name(s) of the record holder(s) as inscribed on the surrendered CapitalMark stock certificate(s), the surrendered certificate(s) need not be endorsed and no guarantee of the signature(s) on this Letter of Transmittal is required.

(4)

Form W-9 (Rev. December 2014) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification Give Form to the requester. Do not send to the IRS. Print or type See Specific Instructions on page 13.1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, if different from above 3 Check appropriate box for federal tax classification; check only one of the following seven boxes: Individual/sole proprietor or single-member LLC C Corporation S Corporation Partnership Trust/estate Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner. Other (see instructions) 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 14): Exempt payee code (if any) Exemption from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) 5 Address (number, street, and apt. or suite no.) Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Social security number Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 15. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get aTIN on page 15. Employer identification number or Note. If the account is in more than one name, see the Instructions to Form W-9 on page 13 for line 1 and the chart beginning on page 15 for guidelines on whose number to enter. Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FACTA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 15. Sign Here Signature of U.S. person Date

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Form W-9: Under the Federal Income Tax Law, a non-exempt shareholder is required to provide the Exchange Agent with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the Form W-9 above. If the certificate is in more than one name or is not in the name of the actual owner, consult the enclosed Instructions to Form W-9 for additional guidance on the number to report. Failure to provide the information on the form may subject the surrendering shareholder to backup withholding on any reportable payment.

Please review the enclosed Instructions to Form W-9 for additional details on what TIN to give the Exchange Agent. By completing and signing the Form W-9 above, you acknowledge that you are the registered holder identified in this Letter of Transmittal.

If you are a foreign individual seeking to qualify as an exempt recipient, you must complete and submit an appropriate Form W-8BEN, which may be requested from the Exchange Agent.

NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number, backup withholding of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number and, if I do not provide a taxpayer identification number within 60 days, such amounts will be paid over to the Internal Revenue Service.

SIGNATURE	DATE

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INSTRUCTIONS

This Letter of Transmittal is to be completed and submitted to the Exchange Agent prior to accompany the surrender of CapitalMark Common Shares to be exchanged for the Merger Consideration. Until a record holder’s stock certificate(s) are received by the Exchange Agent at the address set forth on the front of this Letter of Transmittal, together with any other documents the Exchange Agent may reasonably require, and until the same are processed for exchange by the Exchange Agent, the holder will not receive any Cash Consideration, any credit in the book-entry system of Pinnacle’s transfer agent (or certificate, if subsequently requested by you) representing the Stock Consideration and/or any check representing cash in lieu of fractional shares (if any) in exchange for the holder’s stock certificate(s). No interest will accrue on the Cash Consideration or any cash in lieu of fractional shares. Holders of CapitalMark Common Shares receiving Stock Consideration will be entitled to any dividends or other distributions with respect to Pinnacle Common Shares which have a record date and are paid after the effective time of the Merger; provided, however, that any such holder of CapitalMark Common Shares will not receive such dividends or distributions until the certificate(s) representing such holder’s CapitalMark Common Shares are received by the Exchange Agent.

1. Guarantee of Signatures. No signature guarantee is required on this Letter of Transmittal if this Letter of Transmittal is signed by the record holder(s) of the CapitalMark Common Shares tendered herewith, and the book-entry credit issuable as the Stock Consideration and/or the check issuable as the Cash Consideration, if applicable, are to be issued to the record holder(s) without any correction or change in the name of the record holder(s). IN ALL OTHER CASES, ALL SIGNATURES ON THIS LETTER OF TRANSMITTAL MUST BE GUARANTEED. All signatures required to be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution that is a member of a Medallion Signature Guaranty Program. Public notaries cannot execute acceptable guarantees of signatures.

2. Signatures on Letter of Transmittal and Stock Powers.

(a) If this Letter of Transmittal is signed by the record holder(s) of the certificate(s) tendered without any alteration, variation, correction or change in the name(s) of the record holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever. In the event the name(s) of the record holder(s) need to be corrected or have changed (by marriage or otherwise), see Instruction 3.

(b) If any CapitalMark Common Shares tendered are held of record by two or more joint holders, each of the joint holders must sign this Letter of Transmittal.

(c) If this Letter of Transmittal is signed by the record holder(s) of the stock certificate(s) listed and transmitted hereby, no separate stock powers are required.

(d) If any surrendered CapitalMark Common Shares are registered in different names on several stock certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of stock certificates.

(e) If this Letter of Transmittal is signed by person(s) other than the record holder(s) of the certificate(s) listed, the certificate(s) must be accompanied by appropriate stock powers, in each case signed exactly as the name(s) of the record holder(s) appear on the certificate(s). Signatures on stock powers must be guaranteed. See Instruction 1.

(f) If this Letter of Transmittal or any stock power is signed by person(s) other than the record holder(s) of the stock certificate(s) listed and the signer(s) are acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, such person(s) must so indicate when signing and must submit proper evidence satisfactory to the Exchange Agent of authority to so act.

3. Special Issuance and Delivery Instructions. Unless instructions to the contrary are given in the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions,” the book-entry credit representing Pinnacle Common Shares and/or the check to be distributed following the surrender of CapitalMark Common Shares pursuant to this Letter of Transmittal will be issued in the name and the check will be mailed to the address of the record holder(s) set forth in the box entitled “Description of CapitalMark Common Shares

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Surrendered.” If the book-entry credit and/or check are to be issued in the name(s) of person(s) other than the record holder(s) or if the name(s) of the record holder(s) need to be corrected or changed (as a result of marriage or otherwise), the box entitled “Special Issuance Instructions” must be completed. If the check is to be sent to a person(s) other than the record holder(s) or to the record holder(s) at an address other than that shown in the box entitled “Description of CapitalMark Common Shares Surrendered,” the box entitled “Special Delivery Instructions” must be completed. If the box entitled “Special Issuance Instructions” is completed, or the box entitled “Special Delivery Instructions” is completed other than for the sole purpose of changing the address of the record holder(s), the signature(s) of the person(s) signing this Letter of Transmittal must be guaranteed. See Instruction 1.

4. Important Information Regarding Backup Withholding. Under U.S. federal income tax law, the holder of CapitalMark Common Shares must report and certify his, her or its social security or other taxpayer identification number and further certify that the holder is not subject to backup withholding due to notified underreporting and is a U.S. person (including a U.S. resident alien). Failure to complete the Form W-9 above could result in certain penalties as well as backup withholding of payments due to the holder. See the attached “Instructions to Form W-9” for additional instructions. If you are a foreign person, you must provide a properly completed and executed Internal Revenue Service Form W-8BEN, which you can obtain from the Exchange Agent.

5. Inadequate Space. If there is inadequate space to complete any box or to sign this Letter of Transmittal, the information or signatures required to be provided must be set forth on additional sheets substantially in the form of the corresponding portion of this Letter of Transmittal and attached to this Letter of Transmittal.

6. Indication of Certificate Numbers and Shares. This Letter of Transmittal should indicate the certificate number(s) of the certificate(s) representing the CapitalMark Common Shares covered hereby and the number of shares represented by each certificate.

7. Method of Delivery. The method of delivery of all documents is at the option and risk of the holder of CapitalMark Common Shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. It is suggested that this Letter of Transmittal be hand delivered or mailed to the Exchange Agent as soon as possible. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only when materials are actually received by the Exchange Agent.

8. Payment Will be Made by a Single Check or Book-Entry Credit. Normally, a single check and/or a single book-entry credit representing Pinnacle Common Shares will be issued; however, if for tax purposes or otherwise a holder wishes to have checks and/or book-entry credits issued in particular denominations, explicit written instructions to the Exchange Agent should be provided. Holders participating in a joint election will receive a single check or book-entry credit for the holders’ CapitalMark Common Shares.

9. Lost Certificates. If any certificate representing CapitalMark Common Shares has been lost, stolen or destroyed, the holder should complete the enclosed Lost Securities Affidavit or such other form of lost securities affidavit as is satisfactory to the Exchange Agent and Pinnacle in their sole discretion. The Exchange Agent will require the holder to provide a surety bond in addition to any lost securities affidavit, in order to protect CapitalMark, the Exchange Agent and Pinnacle in the event such certificates are subsequently presented to any of them in exchange for the Merger Consideration. The amount of the surety bond will be the amount described on pages 10 and 11 or such other amount as shall be necessary to cause an insurance company meeting requirements satisfactory to the Exchange Agent and Pinnacle in their sole discretion to issue a surety bond with respect to such lost, stolen, destroyed or misplaced securities in an amount satisfactory to the Exchange Agent and Pinnacle in their sole discretion.

10. Construction. All questions with respect to the Letter of Transmittal will be resolved by the Exchange Agent following the Exchange Agent’s consultation with Pinnacle and in accordance with the instructions of Pinnacle, which shall be final and binding.

The Exchange Agent may (but is not required to) waive any immaterial defects or variances in the manner in which the Letter of Transmittal has been completed and submitted so long as the intent of the holder of CapitalMark Common Shares submitting the Letter of Transmittal is reasonably clear. Neither the Exchange Agent, Pinnacle nor CapitalMark is under any obligation to provide notification of any defects in the deposit and surrender of any certificate(s) representing CapitalMark Common Shares, nor shall the Exchange Agent, Pinnacle or CapitalMark be liable for any failure to give any such notification.

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11. Miscellaneous. No fraction of a Pinnacle Common Share will be issued upon the surrender for exchange of certificate(s) for CapitalMark Common Shares. In lieu of fractional shares, an amount of cash determined under a formula set forth in the Merger Agreement will be paid by check.

12. Questions and Requests for Information. Questions and requests for information or assistance relating to this Letter of Transmittal should be directed to Computershare Trust Company, N.A. (“Computershare”) at 1-866-305-9581. Additional copies of the Proxy Statement and this Letter of Transmittal may be obtained from Computershare by calling them at the telephone number set forth in the preceding sentence.

The Exchange Agent is:

Computershare

By First Class, Registered or Certified Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	By Express or Overnight Delivery: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Telephone: 1-866-305-9581

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Lost Securities Affidavit

IF YOU CANNOT LOCATE SOME OR ALL OF YOUR CERTIFICATE(S), PLEASE COMPLETE THE BELOW AFFIDAVIT

I (we) certify that (a) I (we) am (are) the lawful owner(s) (“Owner”) of the shares described on the front of this form; (b) I (we) am (are) entitled to possession of the lost certificate(s) (the “Lost Securities”); (c) the Lost Securities have been lost, mislaid, stolen or destroyed and cannot now be produced; (d) the Lost Securities WERE NOT ENDORSED and neither the Lost Securities nor the Owner(s)’ rights therein have, in whole or in part, been cashed, negotiated, sold, transferred, hypothecated, pledged, disposed of, and to my (our) knowledge, no claim of right, like or interest, adverse to the Owner, in or to the Lost Securities, has been made or advanced by any person; (e) I (we) have made or caused to be made a diligent search for the Lost Securities and have been unable to find or recover the Lost Securities; (f) I (we) make this Affidavit of Lost Securities for the purpose of inducing the issuance of new or replacement Securities (“Replacement Securities”) (in book-entry form, unless unavailable through the issuer) in lieu of the said Lost Securities, or the distribution to the Owner(s) of proceeds (including liquidation) thereof; and (g) I (we) agree that this Lost Securities Affidavit may be delivered to and made part of the Safeco Insurance Company of America Bond No. 5926165.

The Owner(s) hereby agree(s) in consideration of (1) the issuance of such Replacement Securities in lieu of the Lost Securities, or the distribution to the Owner of the proceeds therefrom, and (2) the assumption by Safeco Insurance Company of America of liability therefor under its Bond, the Owner, his/her/its heirs, successors and assigns agree to indemnify, protect and save harmless Safeco Insurance Company of America, Computershare, Inc., Computershare Trust Company, N.A., CapitalMark, Pinnacle and Pinnacle Bank, jointly and severally, and their respective agents, employees, representatives, successors and assigns from and against all losses, cost and damages (court costs and attorney’s fees) to which they may be subject or liable arising out of or relating to the Lost Securities, the issuance of Replacement Securities, the Owner’s requested action herein (or any other action arising out of relating to the Replacement of Lost Securities), or Safeco Insurance Company of American’s assumption of liability under its bond described above.

STEP 1. CALCULATE LOST CERTIFICATE BOND PREMIUM - FEE MUST BE ENCLOSED

Lost Certificate Bond Premium Calculation		X	$0.80	=		+ $50.00 processing fee =	$
	Number of Shares Lost		Per Share Bond Premium		Total Premium Due	Total Check Amount

Multiply the number of shares lost by the Safeco Insurance Company of America Bond premium noted above to calculate the premium you owe. If you have Lost Securities representing 25 or fewer shares, there is a minimum premium of $20.00 There is also a processing fee of $50.00. PLEASE MAKE YOUR CHECK PAYABLE TO “COMPUTERSHARE” FOR THE BOND PREMIUM AND PROCESSING FEE AND ENCLOSE WITH THIS AFFIDAVIT. If your request is approved, the Exchange Agent will forward the Bond premium to Safeco Insurance Company of America. We cannot complete your exchange without a Surety Bond. Note: this premium is calculated based upon each lost share, not per each lost certificate.

STEP 2. SIGNATURES OF OWNERS – all registered owners MUST sign below exactly as the name(s) appear on the front of the Letter of Transmittal that this Lost Securities Affidavit accompanied. If your lost certificate(s) is (are) part of an estate or trust, or are valued at more than $250,000, please contact the Exchange Agent for additional instructions.

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Lost Securities Affidavit

(continued)

ANY PERSON WHO, KNOWINGLY AND WITH INTENT TO DEFRAUD ANY INSURANCE COMPANY OR OTHER PERSON FILES A STATEMENT OF CLAIM CONTAINING ANY MATERIALLY FALSE INFORMATION OR CONCEALS FOR THE PURPOSE OF MISLEADING, INFORMATION CONCERNING ANY FACT MATERIAL THERETO, COMMITS A FRAUDULENT INSURANCE ACT, WHICH IS A CRIME.

Signature of Owner	Signature of Co-owner, if any

STEP 3. NOTARIZATION

You must have your signature(s) notarized if you have lost more than 25 shares.

STATE OF	)

COUNTY OF	)

Sworn to and subscribed to this          day of                         , 2015.

Signature of Notary

Printed Name of Notary

My Commission Expires:

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Instructions to Form W-9

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

•	Form 1099-INT (interest earned or paid)

•	Form 1099-DIV (dividends, including those from stocks or mutual funds)

•	Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)

•	Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)

•	Form 1099-S (proceeds from real estate transactions)

•	Form 1099-K (merchant card and third party network transactions)

•	Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)

•	Form 1099-C (canceled debt)

•	Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 13.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 13 for further information.

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

•	An individual who is a U.S. citizen or U.S. resident alien;

•	A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

•	An estate (other than a foreign estate); or

•	A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners’ share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

•	In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

•	In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

•	In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30,1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

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If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 15 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See Exempt payee code on page 14 and the separate Instructions for the Requester of Form W-9 for more information.

Also see Special rules for partnerships above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code on page 14 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. Individual. Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or “doing business as” (DBA) name on line 2.

c. Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation. Enter the entity’s name as shown on the entity’s tax return on line 1 and any business, trade, or DBA name on line 2.

d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. Disregarded entity. For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a “disregarded entity.” See Regulations section 301.7701-2(c)(2)(iii). Enter the owner’s name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner’s name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on line 2, “Business name/disregarded entity name.” If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

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Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the “Limited Liability Company” box and enter “P” in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the “Limited Liability Company” box and in the space provided enter “C” for C corporation or “S” for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the “Limited Liability Company” box; instead check the first box in line 3 “Individual/sole proprietor or single-member LLC.”

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

•	Generally, individuals (including sole proprietors) are not exempt from backup withholding.

•	Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.

•	Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.

•	Corporations are not exempt from backup withholding with respect to attorneys’ fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .

Interest and dividend payments	All exempt payees except for 7

Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.

Barter exchange transactions and patronage dividends	Exempt payees 1 through 4

Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]

Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

1	See Form 1099-MISC, Miscellaneous Income, and its instructions.
2	However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with “Not Applicable” (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a) J—A bank as defined in section 581

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K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1) M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 14), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 15 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see Exempt payee code earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]

b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]

5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]

6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i) (A))	The grantor*

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For this type of account:	Give name and EIN of:

7. Disregarded entity not owned by an individual	The owner

8. A valid trust, estate, or pension trust	Legal entity[4]

9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation

10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

11. Partnership or multi-member LLC	The partnership

12. A broker or registered nominee	The broker or nominee

13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i) (B))	The trust

1	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
2	Circle the minor’s name and furnish the minor’s SSN.
3	You must show your individual name and you may also enter your business or DBA name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.
4	List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 12.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

•	Protect your SSN,

•	Ensure your employer is protecting your SSN, and

•	Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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Penalties

(1) Failure to Furnish TIN. - If you fail to furnish your correct TIN to a requester (the person asking you to furnish your TIN), you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. - If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) Criminal Penalty for Falsifying Information. - Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT

YOUR

TAX CONSULTANT OR THE IRS

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